EXHIBIT 21

Parent and Subsidiaries

      UST Inc. is an independent corporation without parent. It had the following significant subsidiaries as of December 31, 2001:

		Percentage of
	Jurisdiction of	Ownership by
	Incorporation	UST or its
	or	Wholly Owned
Name of Subsidiary or Affiliate	Registration	Subsidiaries

International Wine & Spirits Ltd.	Delaware	100%

Stimson Lane Ltd.	Washington	100%

U.S. Smokeless Tobacco Company	Delaware	100%

U.S. Smokeless Tobacco Manufacturing Limited Partnership	Delaware	100%

U.S. Smokeless Tobacco Brands Inc.	Delaware	100%

Certain subsidiaries have been omitted since, if considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.